Exhibit 99.4

Employee FAQ

1.	What was announced today?

OpSec Group announced a proposed business combination with Investcorp Europe Acquisition Corp I (NASDAQ: IVCB) (“Investcorp Europe”), which will result in OpSec Group becoming a public company, listed on the Nasdaq. Investcorp may already be familiar, since Investcorp Technology Partners, a private equity fund, has held a stake in OpSec since 2010, having since taken the business private and assumed majority control. With a public listing and the proceeds received from the transaction, we will further strengthen our business, allowing us to renew our commitment to industry leadership and innovation for our clients, as well as pursue our growth strategy. The transaction is expected to complete in the second half of this year.

2.	Who is Investcorp Europe Acquisition Corp I?

You may recognize the name Investcorp. As a leading global manager of alternative investments, more commonly known as private equity, they invested in OpSec more than a decade ago and today are the majority owner of our business. Investcorp Europe is an entity that was set up by Investcorp with the express purpose of identifying and taking public a private company, like OpSec. As a special purpose acquisition company (SPAC), it serves a similar purpose to a company going through an initial public offering (IPO), but with some advantages. Investcorp Europe is a separate entity from the Investcorp fund that owns OpSec. It brings with it the experience and reputation of Investcorp and its 40 year heritage. You can read more about Investcorp Europe here: https://www.investcorpspac.com/eu1

3.	Why does a public listing make sense for OpSec now and over the long term?

Since Investcorp first became involved with OpSec, our business has grown significantly. Our growth has been both organic and acquisition-driven through the additions of the MarkMonitor online brand protection business and, more recently, Zacco. We have had a particularly long and successful relationship with Investcorp and have become one of the larger businesses in their portfolio. At this point in our development, a public listing is a natural evolution of our ownership status and will provide us with wider access to funds and the platform to pursue our next chapter.

Investcorp Europe was created to identify and bring the right company to the public markets and, while not created with OpSec specifically in mind, the fit and timing for us to partner with them has proven compelling. Our vision, talented team, and differentiated business model are clearly well known to Investcorp and they will remain a shareholder, via the SPAC, once the transaction completes. Listed status will bring some new requirements for our business, as well as raise our profile.

4.	What does this transaction mean for employees?

In terms of near-term business priorities and focus, very little. However, one of the most obvious and immediate changes we will need to make is in response to some important policies that are outlined below. In the medium to longer-term, the resources we will have available to us will help us sustain our growth agenda and will likely create new and different opportunities for our people. We are in an important market at a fascinating time, working with some of the world’s best brands and enterprises. As we face into the future of this market, we remain committed to evolving our business to ensure we play a central role. As a publicly listed business, we will also have greater flexibility in how we use things like employee stock purchase plans and, of course, our people will have the option to invest in our business, subject to certain restricted periods.

5.	What are the changes to policies?

As a publicly listed business, we will ultimately see changes to some of our internal controls and financial reporting, as well as greater restrictions on what we can communicate internally about our business and its key metrics. Importantly, it also includes limitations on what all staff can share about the business, as well as this transaction, outside of OpSec. As many of you will be aware, these restrictions are determined by the rules set by the US Securities and Exchange Commission (SEC), which regulates IEACI and will regulate OpSec once we publicly list.

As a result, we must be individually vigilant in ensuring that we do not share or comment on any potentially sensitive information externally. This includes non-public material information about our business and its performance, forward-looking statements or predictions about our business or its prospects, and comments about our competitors or customers. Of course, this will not stop us continuing to promote our business or comment on our activities. However, as we all become more familiar with this new reality, please exercise caution and, if in any doubt, seek guidance.

6.	What can we say about this news via social media or to contacts outside the business?

This is a time for excitement and optimism about our business and we recognize that many will want to share this news. You should feel free to share and like the posts on our official LinkedIn channel and feel comfortable conveying your excitement. What we would ask is that you refrain from creating and publishing your own posts about this news or commenting on it more widely. We have planned communications for customers and other key stakeholders that will be overseen by our senior sales leaders so, if in doubt, please seek guidance from them.

7.	Will I be able to buy stock in the company?

Once OpSec Group is publicly traded, you will be able to purchase OpSec Group shares on the open market. Please know, there will be certain “blackout” periods where stock cannot be bought or sold (typically when we are in the process of reporting our results.)

8.	When is the deal expected to close / when will OpSec Group become public?

The proposed transaction is expected to close in the second half of 2023.

9.	Can I trade in securities of Investcorp Europe?

Securities laws make it illegal for anyone to trade in a company’s securities while in possession of material, nonpublic information relating to that company. This conduct is referred to as “insider trading” and may result in civil or criminal penalties. Additionally, you may not recommend that another person trade, in the securities of another company if you learn of material, nonpublic information about the other company in the course of your employment. As a result of these legal restrictions, members of the team working on the transaction and other persons with knowledge of the potential transaction that the company is contemplating with

Investcorp Europe are prohibited from trading in any securities of Investcorp Europe until otherwise notified. Additionally, anyone with knowledge of material information about OpSec, is likewise prohibited from trading in any securities of Investcorp Europe until otherwise notified. You must also keep the existence of this trading blackout period and information related to the potential transaction confidential.

Please note that these trading restrictions also apply to your spouse, minor children or anyone else living in your household; partnerships in which you are a general partner; trusts of which you are a trustee; estates of which you are an executor; and any other legal entities controlled by you.

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